January 26, 2026

John Lipman
Chief Executive Officer
Illumination Acquisition Corp. I
570 Lexington Ave, 40th Floor
New York, NY 10022

        Re: Illumination Acquisition Corp. I
            Registration Statement on Form S-1
            Filed December 23, 2025
            File No. 333-292445
Dear John Lipman:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Pearlyne Paulemon at 202-551-8714 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Real
Estate & Construction
cc:    Jeffrey M. Gallant